TherapeuticsMD, Inc.

6800 Broken Sound Parkway NW, Third Floor

Boca Raton, Florida 33487

December 29, 2016

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

TherapeuticsMD, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 10-Q for Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-00100

Dear Mr. Rosenberg:

On behalf of TherapeuticsMD, Inc., a Nevada corporation (the “Company” or “we”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated December 15, 2016, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 26, 2016 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the Commission on November 4, 2016 (the “Form 10-Q”).

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Unaudited Consolidated Financial Statements

Note 14: Business Concentrations, page 19

1.

Please tell us the name of each of the customers you identify as customers A, B, C and D. In addition, although ASC 280-10-50-42 does not require disclosure of their identity, please represent to us that in future Forms 10-K you will name each such customer in the Business section as required by Item 101(c)(1)(vii) of Regulation S-K.

Company’s Response:

The customers that are identified as customers A, B, C and D in Note 14 to the financial statements contained in the Form 10-Q for the period ended September 30, 2016 are: Woodstock Pharmaceutical and Compounding (“Woodstock”), Due West Pharmacy, Inc. (“Due West”), Medical Center Pharmacy and Pharmacy Innovations. The Company represents to the Staff that, as required by Item 101(c)(1)(vii) of Regulation S-K, in future Forms 10-K the Company will name each customer if sales to the customer are made in an aggregate amount equal to 10 percent or more of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole.

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2.

Please address the following comments related to your write-off of $2.2 million in accounts receivable balances during the three months ended September 30, 2016:

●

Tell us the identity of the two former customers whose balances you wrote-off.

Company’s Response:

The identity of the two former customers whose accounts receivable balances of approximately $2.2 million the Company wrote-off is Woodstock and Due West.

●

Tell us by quarter when you recognized the revenue underlying the balances you wrote-off.

Company’s Response:

The write-off of accounts receivable balance of $2.2 million for both customers included approximately $0.8 million, $1.3 million and $0.1 million related to revenue recognized in the first, second and third quarters of 2016, respectively.

●

Tell us the total amount of sales you made to each of these customers and the period when you began making sales to each.

Company’s Response:

The Company began making sales to Woodstock in the second quarter of 2013; the total amount of sales made to this customer by the Company was approximately $16.9 million from such time through the third quarter of 2016. The Company began making sales to Due West. in the third quarter of 2014; the total amount of sales made to this customer by the Company was approximately $6.7 million from such time through the third quarter of 2016.

●

Tell us whether the revenue underlying these write-offs was recognized related to sales under special terms.

Company’s Response:

The revenue underlying the indicated write-offs was recognized by the Company related to sales under standard terms, not special terms.

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●

Tell us why you characterize the entire $2.2 million write-off as an other operating expense in your MD&A disclosure in the first paragraph on page 26 when it is apparent that your allowance for doubtful accounts declined from $529.3 thousand at June 30, 2016 to $113.0 thousand at September 30, 2016.

Company’s Response:

The Company characterized the entire $2.2 million write-off of the Woodstock and Due West accounts receivable balances as an other operating expense in the MD&A disclosure in order to explain to readers the scope of one of the contributing events that resulted in an increase in other operating expenses. The characterization refers to the event based on the total amount of the receivables that was written off. The actual expense related to the write-off of the Woodstock and Due West accounts receivable balances during the three months ended September 30, 2016 was approximately $1.7 million because the Company applied previously established allowances of approximately $0.5 million against the accounts receivable balances prior to the write-off.

●

Tell us why you wrote these balances off during the third quarter of 2016 as opposed to a prior period and why you did not provide for these write-offs in your allowance for doubtful accounts in an earlier period.

Company’s Response:

The Company performs an analysis of its outstanding accounts receivable on a quarterly basis to determine adjustments, if any, to its allowance for doubtful accounts. This analysis considers several factors, which include the customer’s payment history, the length of time of outstanding balances, available information about the customer’s financial condition and current or expected market trends that might impact the customer’s ability to pay. Both Woodstock and Due West are relatively small owner-managed pharmacies and share a similar amount of collection risk. The Company identified the following factors during the third quarter of 2016 that caused management to believe these customers’ respective accounts receivable balances were at risk and required a full reserve against their outstanding balances:

●

The last payments on account received from each of these customers prior to the filing of the Form 10-Q were in July 2016, which amounted to approximately $1 million in the aggregate.

●

Unlike prior quarters, when the Company collected payments post-quarter-end but before its quarterly or annual report, as applicable, was filed, there were no payments made from Woodstock or Due West subsequent to September 30, 2016 but before filing the Form 10-Q on November 4, 2016 and the majority of the outstanding accounts receivable related to these customers as of the date of the filing was greater than 120 days past due.

●

The Company attempted to communicate with Woodstock and Due West beginning in the third quarter of 2016 and after receipt of the $1 million in payments noted above. The basis of the communications was to collect the remaining outstanding accounts receivable balances of these two customers. The communications, at first, appeared productive but no additional payments were received. During these communications, the Company became aware that these two customers were going through various audits from health insurance carriers, which is common in the industry. Based on the Company’s industry experience, these audits can create financial stress on small pharmacy operators such as these customers. Management believed these audits could have been impacting the financial condition of these customers and their ability to pay their outstanding balances with the Company.

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  ●

During the third quarter of 2016, management also decided to centralize the distribution channel for both the Company’s retail pharmacies and wholesale distributors, in order to facilitate sales to a broader population of pharmacies and minimize business risk exposure to any one pharmacy. On September 1, 2016, management made effective the new distribution agreements with all of the Company’s pharmacy distributors, which were signed throughout the months of July and August. Woodstock and Due West did not sign these agreements, which put the Company on notice of their intent not to continue their respective relationships with the Company. After repeated communications subsequent to the September 1, 2016 new distribution agreement date and through the date of the filing of the Form 10-Q, both customers continued to be nonresponsive.

Based on the timeline of events described above and management’s assessment of the Company’s relationship with these customers, management concluded that the likelihood of collecting the remaining outstanding accounts receivable balances was remote. Therefore, the Company concluded that a full reserve on these customers’ outstanding balance was required as of September 30, 2016.

The Company’s analysis of outstanding accounts receivable and the requirements for an allowance for doubtful accounts during earlier periods did not contain the preponderance of negative factors that the Company identified during the third quarter of 2016. Also, subsequent to the end of the first and second quarters of 2016 but prior to the filing of the Company’s quarterly reports for such quarters, the Company had received significant cash payments on account from these customers. In addition, the Company had open and responsive communication from these customers in prior quarters.

The Company established reserves related to these customers during the first and second quarters of 2016 based on information available to the Company at such times. During such times, the Company had identified some risk associated with these customers as part of its quarterly analysis, which included risks associated with the size of operations of these pharmacies and a slight deterioration in the customers’ accounts receivable balances over time. As a result, the Company had increased the allowance for doubtful accounts related to these customers’ open accounts receivable balances during the three months ended March 31, 2016 and June 30, 2016. The balance of the Company’s allowance for doubtful accounts reserve increased from $81,910 at December 31, 2015 to $318,061 at March 31, 2016 and $529,298 at June 30, 2016. In September 2016, based on additional information available at that time, management reserved an additional $1.7 million to the allowance for doubtful accounts related to the accounts receivable balances of Woodstock and Due West. During the third quarter close, management concluded that the Company should write-off accounts receivable balances of $2.2 million related to these two pharmacy distributors based on the Company’s inability to collect the outstanding balances and the Company’s lack of a continuing relationship with these parties. The Company believes the reserves it previously established related to these customers were appropriate given the information available during the first and second quarters of 2016. Management continues to monitor its receivables and reserve for doubtful accounts estimate taking into account quantitative and qualitative factors in the business environment that may affect the Company’s customers’ ability to pay.

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●

Given that the amount of these write-offs represents almost 15% of your revenues for the nine months ended September 30, 2016, tell us how you were able to recognize the revenue associated with these write-offs. In this regard, specifically explain how each criterion in ASC 605-15-25-1 was met.

Company’s Response:

The Company recognized substantially all of the revenue underlying the indicated write-off of accounts receivable for both customers in the first and second quarters of 2016; an immaterial amount of the revenue underlying the indicated write-off of accounts receivable for both customers was recognized in the third quarter of 2016. During the first and second quarters, the Company believed that sales made to these customers met the following requirements of ASC 605 and were appropriately recognized as revenue:

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Persuasive evidence of an arrangement existed – The Company had written contracts with these customers to sell product at specified prices.

●

Delivery had occurred – Delivery of the product to the customers had occurred.

●

The seller's price to the buyer was fixed or determinable - The Company had written contracts with these customers to sell product at specified prices.

●

Collectibility was reasonably assured – Woodstock and Due West had been customers of the Company since the second quarter of 2013 and third quarter of 2014, respectively. Both customers had relatively positive collection histories and ordered product from the Company on a frequent basis. The Company’s assessment of these customers’ outstanding accounts receivable balances as of the first and second quarters of 2016 did not identify significant issues that impacted the Company’s assessment of such customers’ ability to pay on currently placed orders.

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability is reasonably assured. The revenue related to the two customers mentioned above was recognized when the product was sold to the end customer – the patient – was dispensed by the pharmacy distributor, at which point all revenue and discounts related to such product were known or determinable and there was no right of return with respect to such product. The Company’s return policy states that once customers buy a prescription product from a pharmacy distributor, the product may not be returned. At the point that the Company’s product was dispensed by the pharmacy distributor to the patient, the pharmacy distributor was obligated to pay the Company for the product. Specifically, as stated in ASC 605-15-25-1, the Company considered the following criteria:

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If an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all the following conditions are met:

a.      The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The Company recognized revenue only when the price was fixed or determinable, persuasive evidence of an arrangement existed, the service was performed and collectability was reasonably assured at the time of sale. As discussed above, the Company had written contracts with these customers to sell product at specified prices.

b.      The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. If the buyer does not pay at time of sale and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met.

At the time of sale to end customers described above, the Company recorded revenue based on a confirmation from the patient’s insurance company stating the fixed amount that would be paid for the product being dispensed. At that point, the pharmacy distributor buyer was obligated to pay the Company and the obligation was not contingent on resale of the product. The revenue was recognized at the time the product was dispensed to the end customer at which there was no right of return, the value of the sale was fixed and the amount of any applicable discount was determined.

c.       The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

The revenue related to the two pharmacy distributor customers mentioned above was recognized when the product sold to the end customers was dispensed, at which point all revenue and discounts were known or determinable and there was no right of return. Potential theft would have occurred prior to the sale to the end customer, at which point revenue would have not been recognized. Revenue was recognized after the pharmacy dispensed the product to the end customer and the risk of theft or physical destruction or damage of the product transferred to the end customer.

d.      The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.

The revenue related to the two pharmacy distributor customers mentioned above was generated by independent retail pharmacies that have physical facilities and that sell products to both walk in patients and through home delivery.

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e.       The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

The revenue related to the two pharmacy distributor customers mentioned above was recognized when the product sold to the end customers was dispensed, at which point all revenue and discounts were known or determinable and there was no right of return.

f.        The amount of future returns can be reasonably estimated (see paragraphs 605-15-25-3 through 25-4). Because detailed record keeping for returns for each product line might be costly in some cases, this Subtopic permits reasonable aggregations and approximations of product returns. As explained in paragraph 605-15-15-2, exchanges by ultimate customers of one item for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Subtopic.

The revenue related to the two pharmacy distributor customers mentioned above was recognized when the product sold to the end customers was dispensed, at which point all revenue and discounts were known or determinable and there was no right of return. The Company’s return policy states that once customers buy a prescription product from the pharmacy distributor, the product may not be returned. The Company provides a reserve for returns based on historical experience which to date has not been significant.

●

Tell us your consideration for disclosing in MD&A the impact of the loss of these customers on future product sales.

Company’s Response:

The Company believes that its ultimate customer is the patient receiving the Company’s products and that the pharmacy distributor is the channel through which the patient receives the prescribed products. During the third quarter of 2016, management decided to centralize the distribution channel for both the Company’s retail pharmacies and wholesale distributors, in order to facilitate sales to a broader population of pharmacies and mitigate exposure to any one pharmacy. As part of this centralization, the Company expanded its network of pharmacy distributors through which patients are receiving prescriptions. The Company believes that the loss of the pharmacy distributors mentioned above will not have an impact on the Company’s future product sales beyond the quarter in which the change in the network of pharmacy distributors occurred because the Company’s ultimate customers will acquire the Company’s products through other pharmacy distributors in the Company’s pharmacy distribution network.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

3.

Please tell us why your days sales outstanding for the quarters ended September 30, June 30 and March 31, 2016 of 84, 93 and 93 days, respectively, are substantially higher than for December 31, September 30, June 30 and March 31, 2015 of 50, 65, 62, and 53, respectively. In this regard, we computed days sales by dividing accounts receivable – trade, net at the end of a quarter by net product sales for the respective quarter and multiplying the result by the number of days in the quarter. In your response, tell us how the write-offs identified in the preceding comment impact your historical days sales outstanding amounts and whether you had any changes in collection policies/practices in 2016. Also, tell us your consideration for disclosing the impact of the increased collection time on liquidity as well as the underlying causes for this increase.

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Company’s Response:

As a result of developments in the pharmaceutical industry that negatively affected independent pharmacies, including such pharmacies’ reliance on third party payors, in 2016 management identified that payment periods for the Company’s independent pharmacy distributors were becoming longer than in prior years. The Company had no significant changes in its collection policies or practices, except that management began to communicate more frequently with the Company’s independent pharmacy distributors and started to more closely monitor the Company’s independent pharmacy distributor relationships for signs of financial stress or non-responsiveness. The increase in the Company’s days sales outstanding as of June 30 and March 31, 2016 was primarily the result of the aging of the Woodstock and Due West accounts receivable balances. As discussed above, the Company performed an analysis of the Woodstock and Due West accounts receivable balances and customer relationship as of March 31, 2016 and June 30, 2016. Although the accounts receivable balances had aged out longer than historical levels, the Company received approximately $1.1 million in payments from these customers in April 2016 and approximately $1 million in payment from these customers in July 2016. Had these payments on account been received timely during the quarterly periods, the Company’s days sales outstanding would have been 73 for both March 31, 2016 and June 30, 2016, which the Company believes is more comparable to the Company’s 2015 days sales outstanding. The increase in the days sales outstanding as of September 30, 2016 was primarily related to initial orders placed in connection with the new distribution agreements with the Company’s pharmacy distributors discussed in response to comment two above, which were effective on September 1.

The Company believes that the loss of the pharmacy distributors mentioned above will not have an impact on the Company’s future product sales beyond the quarter in which the change in the network of pharmacy distributors occurred because the Company’s ultimate customers will acquire the Company’s products through other pharmacy distributors in the Company’s pharmacy distribution network.

The Company believes that the impact of the increased collection time on liquidity, and its underlying cause, is not material because, as disclosed in the Form 10-Q, the Company has sufficient existing cash to fund its operating plan through at least the next 12 months, primarily from cash provided by financing activities.

* * * * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (561) 961-1930 or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0856.

Sincerely,

/s/ Daniel A. Cartwright
Daniel A. Cartwright
Chief Financial Officer

cc: Joshua M. Samek, Esq.
Greenberg Traurig, P.A.

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